EXHIBIT 4.3

FIRST AMENDMENT TO

WARRANT TO PURCHASE STOCK DATED JANUARY 5, 2009

This FIRST AMENDMENT TO WARRANT TO PURCHASE STOCK DATED (this “Amendment”) is entered into this 25th day of August, 2011, by and between SVB FINANCIAL GROUP (“SVB”) and Fate Therapeutics, Inc., a Delaware corporation (“Borrower”).

RECITALS

A. Silicon Valley Bank (“Bank”) and Borrower have entered into that certain Loan and Security Agreement dated as of January 5, 2009, as amended by that certain Amendment No. I to Loan and Security Agreement dated as of May 4, 2010 (as the same may from time to time be further amended, modified, supplemented or restated, the “Loan Agreement”). In connection with the Loan Agreement, Borrower issued that certain Warrant to Purchase Stock dated January 5, 2009 to Bank to purchase shares of Borrower’s Preferred Stock as more specifically stated therein (the “Warrant”).

B. Bank has agreed to amend certain provisions of the Loan Agreement as set forth in that certain Second Amendment to Loan and Security Agreement entered into concurrently herewith (the “LSA Amendment”).

C. In connection with the LSA Amendment, the parties desire to amend the Warrant to be consistent with the new warrant being issued to Bank in connection with the LSA Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Section 1.6 (Treatment of Warrant Upon Acquisition of Company). Section 1.6.2(D) of the Warrant is hereby amended to read as follows:

“D) As used in this Article 1.6, (a) “Marketable Securities” means securities meeting all of the following requirements: (i) the issuer thereof is then subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is then current in its filing of all required reports and other information under the Act and the Exchange Act; (ii) the class and series of shares or other security of the issuer that would be received by Holder in connection with the Acquisition were Holder to exercise or convert this Warrant on or prior to the closing thereof is then traded on a national securities exchange or over-the-counter market, and (iii) Holder would not be restricted by contract or by applicable federal and state securities laws from publicly re-selling, at any point within six (6) months and one day following the closing of such Acquisition, all of the issuer’s shares and/or other securities that would be received by Holder in such Acquisition were Holder to exercise or convert this Warrant in full on or prior to the closing of such Acquisition; and (b) “Affiliate” shall mean any person or entity that owns or controls directly or indirectly ten percent (10%) or more of the stock of Company, any person or entity that controls or is controlled by or is under common control with such persons or entities, and each of such person’s or entity’s officers, directors, joint venturers or partners, as applicable.”

2. Counterparts. This Amendment may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

3. Savings. Except as expressly set forth herein, the terms and conditions of the Warrant remain in full force and effect.

4. Governing Law. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

BANK			BORROWER

SVB FINANCIAL GROUP			FATE THERAPEUTICS, INC.

By:	/s/ R. Michael White		By:	/s/ Scott Wolchko
	Name:	R. Michael White		Name:	Scott Wolchko
	Title:	SRM		Title:	Chief Financial Officer

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